SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

CKX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12562M106	13D
1		NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,226,919
	8	SHARED VOTING POWER 3,556,392 (1)
	9	SOLE DISPOSITIVE POWER 16,226,919
	10	SHARED DISPOSITIVE POWER 3,556,392 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,783,311 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3 % of Common Stock (3)
14	TYPE OF REPORTING PERSON IN

 (1) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse and (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Sillerman through a trust for the benefit of Sillerman’s descendants.

(2) Includes (i) 15,626,919 shares of Common Stock owned of record by Sillerman which shares have been pledged, together with certain other collateral, to secure a personal loan extended by Deutsche Bank Trust Company Americas to Sillerman, (ii) 1,000,000 shares of Common Stock owned of record by Laura Sillerman and (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Sillerman through a trust for the benefit of Sillerman’s descendants.  In addition, this also includes 600,000 shares of Common Stock subject to vested options.

(3) Based on 93,065,044 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2010.

CUSIP No. 12562M106	13D
1		NAME OF REPORTING PERSONS SILLERMAN CAPITAL HOLDINGS, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,566,392
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,566,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,566,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% of Common Stock (1)
14	TYPE OF REPORTING PERSON PN

(1) Based on 93,065,044 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2010.

Introductory Note:

This Amendment No. 15 (this “Statement”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) on July 23, 2007 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller, Parent and Tomorrow on May 30, 2008 (“Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 6, 2008 (“Amendment No. 7”), Amendment No. 8 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 28, 2008 (“Amendment No. 8”), Amendment No. 9 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on April 23, 2009 (“Amendment No. 9”), Amendment No. 10 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on October 22, 2009 (“Amendment No. 10”), Amendment No. 11 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on March 2, 2010 (“Amendment No. 11”),  Amendment No. 12 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on May 21, 2010 (“Amendment No. 12”), Amendment No. 13 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on June 16, 2010 (“Amendment No. 13”) and Amendment No. 14 to the Original 13D filed with the SEC by Sillerman and Capital Holdings on June 22, 2010 (“Amendment No. 14”). Sillerman and Capital Holdings are collectively herein referred to as the “Reporting Persons”. The Reporting Persons are jointly filing this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,  Amendment No. 12, Amendment No. 13 and Amendment No. 14 shall remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of Amendment 14 is hereby amended and supplemented with the following information:

Mr. Sillerman is preparing to make an offer to purchase shares of Common Stock of the Company for cash, the purpose of which would be to obtain a controlling shareholder position in the Company.  He expects that the offer would be for all outstanding shares subject to agreement from holders of approximately 30% of the outstanding shares not to accept such offer.  Mr. Sillerman further expects that the offer will be conditioned upon tenders by a number of shares (currently estimated to be approximately 30% of the outstanding shares) which together with the shares currently held by Mr. Sillerman will total a majority of the common stock on a fully diluted basis.

                Mr. Sillerman intends to begin discussions with holders of significant amounts of Common Stock to determine if such investors are interested in agreeing not to accept his offer to purchase, subject in all cases to the final terms and conditions of the offer.  Mr. Sillerman has had and is continuing to have discussions regarding potential participation in his offer by third parties who may provide financing and/or other assistance in connection with the offer to purchase.

                It is currently contemplated that the price provided for in the offer would be between $5.50 and $5.75 per share of Common Stock.

                In the event that Mr. Sillerman makes such an offer and it is successful, Mr. Sillerman intends to return to the Company as Executive Chairman.  He also intends to review and may seek changes in the composition of the Company's Board of Directors, although Mr. Sillerman has not identified any directors whose replacement he would seek or individuals he would seek to elect as directors.  In addition, in such an event, Mr. Sillerman intends to explore potential acquisitions or combinations for media assets, although he has not entered into any arrangements for such a transaction.

                Although the preceding information reflects Mr. Sillerman’s current intention, no assurance can be given that Mr. Sillerman will launch or successfully complete any such offer to purchase.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its general partner
By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President